UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nuveen Global High Income Fund
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

67075G103
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D'Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

.

CUSIP No. 67075G103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,288,325
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,288,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,288,325
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14	TYPE OF REPORTING PERSON PN; IA

______________

1 The percentages used herein are calculated based upon 23,177,393 Common Shares outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed with the Securities and Exchange Commission on 9/4/2020.

CUSIP No. 67075G103	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,288,325
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,288,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,288,325
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[2]
14	TYPE OF REPORTING PERSON IN

______________

2 The percentages used herein are calculated based upon 23,177,393 Common Shares outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed with the Securities and Exchange Commission on 9/4/2020.

CUSIP No. 67075G103	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,288,325
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,288,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,288,325
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[3]
14	TYPE OF REPORTING PERSON OO

______________

3 The percentages used herein are calculated based upon 23,177,393 Common Shares outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed with the Securities and Exchange Commission on 9/4/2020.

CUSIP No. 67075G103	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed with the SEC on December 1, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 21, 2020 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed with the SEC on January 19, 2021 ("Amendment No. 2" and together with this Amendment No. 3, the Original Schedule 13D and Amendment No. 1, the "Schedule 13D"). This Amendment No. 3 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 14, 2021, Saba Capital Management, L.P. and Saba Capital CEF Opportunities 1, Ltd. (together, "Saba") filed a complaint (the "Complaint") in the United States District Court for the Southern District of New York  (the "Court") against the Issuer, Nuveen Floating Rate Income Fund, Nuveen Floating Rate Income Opportunity Fund, Nuveen Short Duration Credit Opportunities Fund and Nuveen Senior Income Fund (together, the "Trusts"); and Terence J. Toth, Jack B. Evans, William C. Hunter, Albin F. Moschner, John K. Nelson, Judith M. Stockdale, Carole E. Stone, Margaret L. Wolff, Robert L. Young, and Matthew Thornton III in their capacity as trustees of the Trusts (collectively with the Trusts, the "Defendants"), seeking injunctive relief on the basis that the Defendants, through their adoption of bylaws purporting to strip voting rights from shares acquired in a "Control Share Acquisition," which is defined to include the acquisition of shares constituting as little as 10% of the voting power of the Trusts (the "Vote-Stripping Amendment"), violated 15 U.S.C. § 80a-18(i) of the Investment Company Act of 1940 (the "40 Act"), pursuant to which all common shares "shall be a voting stock and have equal voting rights with every other outstanding voting stock." As part of the Complaint, Saba has requested, among other things, that the Court find the Vote-Stripping Amendment to be violative of the 40 Act and that such Vote-Stripping Amendment be rescinded and that the Defendants, their agents and representatives, and all others acting in concert with them be permanently enjoined from applying the Vote-Stripping Amendment.

CUSIP No. 67075G103	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2021

SABA CAPITAL Management, L.P.

By	/s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC

By	/s/ Michael D'Angelo
Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN

By	/s/ Michael D'Angelo
Name: Michael D'Angelo Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823